

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

March 17, 2010

Via U.S. Mail

Mark Gill
Chief Executive Officer
The Film Department Holdings, Inc.
8439 Sunset Boulevard, 2nd Floor
West Hollywood, CA 90069

      Re: The Film Department Holdings, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed March 8, 2010
              File No. 333-163514

Dear Mr. Gill:

      We have reviewed your responses to the comments in our letter dated February 5, 2010 and have the following additional comments.

Prospectus Summary, page 1

1. Please revise the second sentence of the fourth paragraph to replace the word "earned" with a word that does not suggest that the money is money that you "earned." See the $29 million in revenues mentioned in the sixth paragraph.

2. Please restate the first sentence of the fifth paragraph so that the statement about revenues being about to accelerate is recast as a belief of management.

Risk Mitigation, page 3

3. Please provide us with the support for your belief that the independent studios which have gone out of business had business models more oriented toward domestic markets and that the ones which have survived have business models

with a focus instead on international licensing. Alternately, delete paragraph three.

Use of Proceeds, page 19

4. Please revise to disclose the interest rate of the Second Lien Notes.

5. Please revise the fifth paragraph to clarify, if true, that the equity investment would be at the IPO price. If it is at another price, please disclose.

6. Also, disclose the potential use of proceeds discussed in the last paragraph under HWMP Investment on page 24. Add the interest rate of the loan agreement and the threshold triggers.

Introduction, page 27

7. In the last sentence of the first paragraph of this section, you disclose that your first film released in the U.S., *Law Abiding Citizen*, has earned $73 million at the North American box office and more than $115 million worldwide. Please clarify, if true, that worldwide box office receipts include the North American amount.

8. In the last paragraph of this section, you state that you believe the Company has demonstrated its ability to successfully develop, produce and sell star-driven, moderate-cost, high-quality films to the marketplace. Please expand this disclosure to explain that box office success does not necessarily result in profitable operations. For example, discuss the revenue as well as direct operating, distribution and marketing, and interest expenses attributable to your first two films, *The Rebound* and *Law Abiding Citizen*. Then, discuss the expected level of salaries, other overhead, and development costs that must be "covered" by film profits in order to report an overall profit for the Company as a whole.

Results of Operations, page 31

9. On page 30, you discuss certain film-specific financial metrics. Please revise your discussion of operating results to include an analysis of how these metrics apply to your current operations and films for which you have recognized revenue. In this regard, we suggest you add a table summarizing the North American and worldwide box office receipts for *The Rebound* and *Law Abiding Citizen* through December 31, 2009, and then showing how you derived the $13.19 million and $26.42 million, respectively, of 2009 revenue related to these films.

Liquidity and Capital Resources, page 35

10. We note that your independent public accounting firm has issued an opinion
stating that your recurring losses from operations, Members' deficit and inability
to generate sufficient cash flow to meet your obligations and sustain your
operations raise substantial doubt about your ability to continue as a going
concern. Add disclosure to MD&A regarding this opinion, and referring to your
plans concerning these matters. Also, discuss the consequences to your
operations if, for whatever reason, you are unable to raise additional capital and
execute those plans successfully.

11. At the bottom of page 37, you state that Eton Park has been paid $10.23 million as
of February 24, 2010, and that you expect to apply approximately $21.6 million of
the net proceeds of this Offering to repay the Second Lien Notes. However, it is
unclear how these payments will fully repay the Second Lien Notes payable,
which amounted to $36.5 million as of December 31, 2009. Please provide a
table showing the expected sources of the full repayment of the Second Lien
Notes, including any amounts forgiven and/or effectively converted into equity.

12. At the top of page 38, you state the belief that you will have sufficient capital to
execute your business plan, which contemplated the production of approximately
20 films over the next five years. However, assuming net production budgets
between $10 million and $45 million per film, together with single-picture bank
loans covering approximately 50% of the production budget on each new film, it
appears you will need between $100 million and $225 million in order to have
sufficient capital to execute your business plan. Please state the expected source
of these funds. If any portion of these funds is expected to be generated by
operations, discuss the fact that you have reported over $54.6 million of cash used
in operating activities for the period from inception to December 31, 2009.

Strategy, page 49

13. In your next amendment, please remove from the filing in its entirety
inappropriate and insubstantiable words such as "dramatic" page 45 and
"exceptional" on page 49. Your revision should include the financial statements
and footnotes.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

14. By reference to page F-5, it appears the unrealized investment loss of $260,000
reflected in comprehensive loss for the period from inception to December 31,
2007 was reversed during 2008. If true, then comprehensive loss for 2008 should
reduced be $260,000 to reflect such reversal. Please revise, as appropriate.

Consolidated Statements of Members' Equity, page F-5

15. Between inception and December 31, 2007, it appears you recognized a loss through comprehensive income on available for sale securities, which was unrealized until the next year, when it became a realized loss. Please revise the description of the initial loss position to state it is "unrealized" or advise.

Note 7 – Second Secured Lien Notes, page F-16

16. According to your Consolidated Statement of Cash Flows on page F-6, a cash repayment of approximately $3.5 million was made during 2009 with respect to the Second Lien Notes. However, based on your disclosure in Note 7, which states that you were unable to pay scheduled interest payments totaling $2.16 million due on June 30, 2009 under the Second Lien Notes, it is unclear exactly when this cash payment was made and how it was funded. Please explain.

Note 10 – Redeemable Member Units, page F-20

17. The description of the HWMP Investment on page 38 does not appear to be consistent with the disclosures included in Note 10. For example, on page 38, you state that HWMP's aggregate investment commitment was $14.33 million, of which $7.29 million was to be funded by December 31, 2009. However, on page F-21, you state that HWMP's aggregate investment commitment through December 31, 2009 was a minimum of $8.33 million. Also, the disclosure on page 38 states that you had received $4.24 million from HWMP as of December 31, 2009, but the table on page F-24 only reflects $3,437,000 of Class G Units as of the same date. Please make all necessary revisions to ensure accurate and consistent disclosure.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Christopher D. Johnson
        Joseph M. Crabb
        Squire, Sanders & Dempsey L.L.P.
        (602) 253-8129 (*facsimile*)